Exhibit 99.2

Vitru Limited. Unaudited Interim condensed consolidated financial statements
March 31, 2021

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		March 31,	December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5	95,484	85,930
Short-term investments	5	517,453	515,201
Trade receivables	6	125,848	115,115
Income taxes recoverable		-	2,240
Prepaid expenses		12,464	10,223
Other current assets		2,639	3,081
TOTAL CURRENT ASSETS		753,888	731,790

NON-CURRENT ASSETS
Trade receivables	6	6,532	6,924
Indemnification assets		9,827	9,191
Deferred tax assets	7	74,888	50,775
Other non-current assets		398	3,625

Right-of-use assets	8	133,576	127,921
Property and equipment	9	95,936	96,669
Intangible assets	9	660,835	660,950
TOTAL NON-CURRENT ASSETS		981,992	956,055

TOTAL ASSETS		1,735,880	1,687,845

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of financial position at

(In thousands of Brazilian Reais)

		March 31,	December 31,
	Note	2021	2020
LIABILITIES

CURRENT LIABILITIES
Trade payables		34,824	32,240
Loans and financing	10	151,694	151,757
Lease liabilities	8	24,940	23,365
Labor and social obligations	11	37,097	26,785
Income taxes payable		2,781	-
Taxes payable		2,757	2,404
Prepayments from customers		10,914	9,657
Accounts payable from acquisition of subsidiaries	12	138,113	134,988
Other current liabilities		2,245	1,364
TOTAL CURRENT LIABILITIES		405,365	382,560

NON-CURRENT
Lease liabilities	8	131,159	125,988
Share-based compensation		49,983	46,260
Accounts payable from acquisition of subsidiaries	12	132,028	139,873
Provisions for contingencies		15,650	14,439
Other non-current liabilities		709	777
TOTAL NON-CURRENT LIABILITIES		329,529	327,337

TOTAL LIABILITIES		734,894	709,897

EQUITY	13
Share capital		6	6
Capital reserves		1,023,406	1,022,056
Accumulated losses		(22,426)	(44,114)
TOTAL EQUITY		1,000,986	977,948

TOTAL LIABILITIES AND EQUITY		1,735,880	1,687,845

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the three months period ended March 31

(In thousands of Brazilian Reais, except earnings per share)

	Note	2021	2020
NET REVENUE	16	150,694	128,598

Cost of services rendered	17	(52,947)	(57,162)

GROSS PROFIT		97,747	71,436

General and administrative expenses	17	(21,797)	(15,048)
Selling expenses	17	(38,524)	(32,588)
Net impairment losses on financial assets	6	(25,018)	(16,639)
Other income (expenses), net	18	313	960
Operating expenses		(85,026)	(63,315)

OPERATING PROFIT		12,721	8,121

Financial income	19	9,192	4,349
Financial expenses	19	(13,498)	(12,774)
Financial results		(4,306)	(8,425)

PROFIT (LOSS) BEFORE TAXES		8,415	(304)

Current income taxes	7	(10,840)	(9,713)
Deferred income taxes	7	24,113	23,838
Income taxes		13,273	14,125

PROFIT FOR THE PERIOD		21,688	13,821

Other comprehensive income		-	-

TOTAL COMPREHENSIVE INCOME		21,688	13,821

Basic earnings per share (R$) (*)	14	0.94	0.82
Diluted earnings per share (R$) (*)	14	0.88	0.79

(*) The basic and diluted earnings per common share are in effect with the reverse share split occurred on September 2, 2020.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of changes in equity for the three months period ended March 31, 2021 and 2020.

(In thousands of Brazilian Reais)

		Capital reserves
	Share	Capital	Treasury	Share-based	Revenue	Accumulated
	capital	Reserve	Shares	compensation	reserves	losses	Total
DECEMBER 31, 2019	548,380	-	(2,238)	990	429	(96,228)	451,333

Profit for the period	-	-	-	-	-	13,821	13,821

MARCH 31, 2020	548,380	-	(2,238)	990	429	(82,407)	465,154

DECEMBER 31, 2020	6	1,020,541	-	1,515	-	(44,114)	977,948

Profit for the period	-	-	-	-		21,688	21,688
Employee share program	-	-	-	-	-	-	-
Value of employee services	-	-	-	1,350	-	-	1,350
MARCH 31, 2021	6	1,020,541	-	2,865	-	(22,426)	1,000,986

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Unaudited interim condensed consolidated statement of cash flows for the three months period ended March 31,

(In thousands of Brazilian Reais)

	Note	2021	2020
Cash flows from operating activities
Profit (loss) before taxes		8,415	(304)
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	8 / 9	13,837	13,755
Net impairment losses on financial assets	6	25,018	16,639
Provision for revenue cancellation	6	132	3,581
Provision for contingencies		1,391	1,083
Accrued interests		4,366	6,995
Share-based compensation	4	4,979	1,361
Modification of lease contracts	8	37	(804)
Lease discounts	8	(125)	-
Changes in operating assets and liabilities:
Trade receivables		(29,221)	(29,343)
Prepayments		(2,241)	(2,230)
Other assets		3,990	(687)
Trade payables		2,584	4,084
Labor and social obligations		10,312	8,331
Other taxes payable		353	852
Prepayments from customers		1,257	1,031
Other payables		813	376
Cash from operations		45,897	24,720

Income tax paid		(6,746)	(2,255)
Interest paid	8 / 10 / 12	(6,528)	(3,810)
Contingencies paid		(1,137)	(386)
Net cash provided by operating activities		31,486	18,269

Cash flows from investing activities
Purchase of property and equipment	9	(2,302)	(10,544)
Purchase and capitalization of intangible assets	9	(7,071)	(8,003)
Payments for the acquisition of interests in subsidiaries	12	(10,557)	-
Withdraw of short-term investments, net		435	1,691
Net cash used in investing activities		(19,495)	(16,856)

Cash flows from financing activities
Payments of lease liabilities	8	(2,437)	(1,722)
Net cash provided by (used in) financing activities		(2,437)	(1,722)

Net increase in cash and cash equivalents		9,554	(309)

Cash and cash equivalents at the beginning of the period		85,930	2,457
Cash and cash equivalents at the end of the period		95,484	2,148
		9,554	(309)

See Note 20 for the main transactions in investing and financing activities not affecting cash.

v

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”.

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, and the Carlyle Group, through the investment funds “Mundi Holdings I LLC” and “Mundi Holdings II LLC”

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via distance learning, through 743 (December 31, 2020 – 709) learning centers (“hubs”) across the country.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on May 14th, 2021.

1.1.	Significant events during the period.

a)	Operating events

Seasonality:

The distance learning undergraduate courses are structured around separate monthly modules. This enables students to enroll in distance learning courses at any time during a semester. Despite this flexibility, generally a higher number of enrollments in distance learning courses occurs in the first and third quarters of each year. These periods coincide with the beginning of academic semesters in Brazil. Furthermore, there is a higher number of enrollments at the beginning of the first semester of each year than at the beginning of the second semester of each year. In order to attract and encourage potential new students to enroll in undergraduate courses later in the semester, the Group often offers discounts, generally equivalent to the number of months that have passed in the semester. As a result, given revenue from semiannual contracts are recorded over the time in a semester, revenue is generally higher in the second and fourth quarters of each year, as additional students enroll in later in the semester. Revenue is also higher later in the semester due to lower dropout rates during that same period.

Leases (Note 8):

With the opening of new hubs according to the Group’s expansion strategy, new lease contracts were signed for the Group’s own hubs during the three months ended March 31, 2021. During this period, the Group also concluded renegotiation of terms of a few lease contracts for the extension of lease period at reduced prices. Such new and amended lease contracts resulted in an increment of R$ 5,998 to both right-of-use assets and lease liabilities.

Accounts payable from acquisition of subsidiaries (Note 12):

The company settled part of the debt that was under discussion with its creditors regarding the December 2019 installment. The amount settled was R$ 10.557.

b)	Coronavirus pandemic

The Company is closely monitoring the situation of the 2019 novel coronavirus, or Covid-19, and taking the necessary measures for the safety and well-being of employees, students, associates and partners. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company´s future performance and financial results. In particular and in the interest of public health and safety, state and local governments in Brazil have required mandatory school closures, which has resulted in the closure of on-campus learning facilities and hubs.

In response to the outbreak, the Company has efficiently implemented several measures aimed at safeguarding the health of employees, students and hub partners and the stability of operations, including: (1) creating a crisis management committee and a financial committee to discuss the action plan for the Company to address the challenges posed by the Covid-19 pandemic; (2) temporarily replacing in-person weekly meetings at the hubs with online meetings between students and tutors across all units, as a result of which since March 30, 2020 all students have had real-time meetings with their tutors; (3) training teachers and tutors to support students in this new format; (4) remote support to deliver high-quality content to students and maintain high levels of engagement and a superior learning experience; (5) making no changes to the course schedule or curriculum; (6) putting in place remote emotional and psychological support to students and employees, provided by the Company´s psychology department; and (7) making home office available for all the employees.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

As of March 31, 2021, there has been no material impact on the Company’s operations, as most of the Company’s services are already delivered remotely (Distance learning undergraduate courses and most of continuing education courses) or capable of being delivered remotely (some of Continuing education courses and On-campus undergraduate courses). In addition, based on preliminary information available until the approval of these unaudited interim consolidated financial statements:

•

There was no relevant impact on net revenue for the three months ended March 31, 2021, which was slightly below the expected for the year but presented a growth 17% when compared to prior year. Student defaults have remained within the expected levels and the engagement of students, compared to 2020, deteriorated very slightly.

•

The provision for expected credit losses increased as result of the methodology used which captures the increase in historical losses with receivables during 2020, which, as a consequence, already reflects the incurred impacts of Covid-19 pandemic.

•

The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets (impairment tests) and concluded that no additional provision for impairment of long-lived assets needed to be recorded in the financial statements.

•

The Company has obtained rent concessions on lease contracts due to the temporary suspension of classes in the on-campus learning facilities and hubs caused by the mandatory school closures during the pandemic. A gain of R$ 125 was recognized as Other income (expenses), net, in the statement of profit and loss. Except for these concessions, there were no changes to contractual obligations regarding leased buildings and there were no changes in the expected useful life and residual amount of properties and equipment as a result of Covid-19.

•	No changes in the provision for contingencies against the Company were identified as a result of Covid-19.
•	The Company currently has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments.

Due to the ongoing populational inoculation the Company is ready to resume on-campus unit’s classes with the necessary measures for the safety and well-being of students as soon as the state and local governments in Brazil authorize the schools reopening.

2.	Basis of preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements of the Group as of March 31, 2021 and for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and thus should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies adopted are consistent with those of the previous fiscal year and corresponding interim reporting period. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

There were no changes since December 31, 2020 in the accounting practices adopted for consolidation and in the direct and indirect interests of the Company in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

2.1.	Significant accounting estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020.

2.2.	Financial instruments risk management objectives and policies

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements; they should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year-end.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

3.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, and which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

●	Distance learning undergraduate courses
●	Continuing education courses
●	On-campus undergraduate courses

Segment performance is primarily evaluated based on net revenue and on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA). The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the period ended March 31, 2021 and 2020. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil

a)	Measures of performance

	Distance
	learning	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Total allocated
2021
Net revenue	120,365	17,048	13,281	150,694
Adjusted EBITDA	35,887	9,443	9,575	54,905
% Adjusted EBITDA margin	29.82%	55.39%	72.10%	36.43%

2020
Net revenue	100,605	9,560	18,433	128,598
Adjusted EBITDA	28,408	6,416	5,858	40,682
% Adjusted EBITDA margin	28.24%	67.11%	31.78%	31.64%

The total of the reportable segments’ net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	2021	2020
Income before taxes	8,415	(304)
(+) Financial result	4,306	8,425
(+) Depreciation and amortization	13,837	13,755
(+) Interest on tuition fees paid in arrears	5,343	3,789
(+) Share-based compensation plan	4,979	1,361
(+) Other income (expenses), net	(313)	(960)
(+) Restructuring expenses	3,055	2,722
(+) M&A and Offering Expenses	560	-
(+) Other operational expenses unallocated	14,723	11,894
Adjusted EBITDA allocated to segments	54,905	40,682

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Other profit and loss disclosure

	Distance
	learning	Continuing	On-campus
	undergraduate	education	undergraduate
	courses	courses	courses	Unallocated	Total
2021
Net impairment losses on financial assets	18,338	5,133	1,547	-	25,018
Depreciation and amortization	9,307	572	2,318	1,640	13,837
Interest on tuition fees paid in arrears	4,272	166	905	-	5,343

2020
Net impairment losses on financial assets	12,484	1,314	2,841	-	16,639
Depreciation and amortization	8,740	399	2,709	1,907	13,755
Interest on tuition fees paid in arrears	3,524	3	262	-	3,789

4.	Fair Value Measurement

As of March 31, 2021, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 49,983, which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the three months ended March 31, 2021.

The following table presents the changes in level 3 items for the three months ended March 31, 2021 for recurring fair value measurements:

Share-based compensation
2021
As of December 31, 2020	46,260
Reclassification from (to) equity	(1,256)
Expenses recognized – general and administrative	4,979
As of March 31, 2021	49,983

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables, trade payables and prepayments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, accounts payable from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
Unobservable inputs	2021	Relationship with of unobservable inputs to fair value
Net operating revenue growth rate (i)	22.5%

Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

Pre-tax discount rate (ii)	11.4%	Increasing/decreasing the growth rate and the discount rate by +/- 50bps and 100 bps respectively would change the FV by +R$ 105 / -R$ 209.

(i) The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii) Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

5.	Cash and cash equivalents and short-term investments

	March 31,	December 31,
	2021	2020
Cash equivalents and bank deposits in foreign currency (i)	10,782	10,586
Cash and cash equivalents (ii)	84,702	75,344
	95,484	85,930

Investment funds (iii)	517,453	515,201

(i) Short-term deposits (mainly proceeds from the IPO) maintained in U.S. dollar.

(ii) Cash equivalents are comprised of short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii) Short-term investments, increased by the proceeds from the IPO, correspond to financial investments in Investment Funds, with highly rated financial institutions. As of March 31, 2021, the average interest on these Investment Funds are 1,78% p.a., corresponding to 90% of CDI. Despite the fact these investments have high liquidity and have insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is considered to be the same as their fair value.

6.	Trade receivables

	March 31,	December 31,
	2021	2020
Tuition fees	224,980	206,107
FIES and UNIEDU Guaranteed Credits	4,345	4,041
PEP - Special Installment Payment (i)	17,187	17,155
Provision for revenue cancellation	(3,268)	(3,136)
Allowance for expected credit losses of trade receivables	(110,864)	(102,128)
Total trade receivables	132,380	122,039

Current	125,848	115,115
Non-current	6,532	6,924

(i) In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 1.34% and, given the long term of the installments, they have been discounted at an interbank rate of 2.76%.

The aging list of trade receivables is as follows:

	March 31,	December 31,
	2021	2020
Receivables falling due	86,983	70,216

Receivables past due
From 1 to 30 days	24,236	24,990
From 31 to 60 days	16,612	21,176
From 61 to 90 days	7,807	17,697
From 91 to 180 days	44,826	30,771
From 181 to 365 days	66,048	62,453
Provision for revenue cancellation	(3,268)	(3,136)
Allowance for estimated credit losses	(110,864)	(102,128)
	132,380	122,039

Cancellations consist of deductions of the revenue to adjust it to the extension it is probable that it will not be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

Changes in the Company’s revenue cancellation provision are as follows:

	2021	2020
At the beginning of the year	(3,136)	(5,212)
Additions	(2,733)	(3,581)
Reversals	2,601	2,569
As of March 31	(3,268)	(6,224)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written down. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2021	2020
At the beginning of the year	(102,128)	(79,659)
Write-off of uncollectible receivables	16,282	10,333
Reversal	2,304	7,032
Reclassified to (from) held for sale	-	407
Allowance for expected credit losses	(27,322)	(23,671)
As of March 31	(110,864)	(85,558)

7.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Three Months Ended March 31,
	2021	2020
Earnings (losses) before taxes	8,415	(304)
Statutory combined income tax rate - %	34%	34%
Income tax at statutory rates	(2,861)	103

Income exempt from taxation - ProUni benefit (i)	9	3,200
Unrecognized deferred tax asset on tax losses (ii)	(8)	(227)
Previously unrecognized tax losses used to reduce deferred tax (ii)	6	1,245
Previously unrecognized temporary differences (ii)		11,883
Difference on tax rates from offshore companies	17,061	-
Non-deductible expenses	(1,057)	(2,003)
Other	123	(76)
Total income tax and social contribution	13,273	14,125
Effective tax rate - %	(158)%	4646%

Current income tax expense	(10,840)	(9,713)
Deferred income tax income	24,113	23,838

(i) The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

(ii) The Company has unused tax loss carryforwards and temporary differences previously unrecognized. Given the continuous growth in Continuing Education activities for the last two years and recent changes to the structure of its operations, the Company reviewed previously unrecognized tax losses and temporary differences, determining that it is now probable that taxable profits will be available against which the tax losses can be utilized and temporary differences can be realized, and that are now expected to be used and realized until 2022. During the three months ended March 31, 2021 the Company already used R$ 5,257 of tax loss carryforwards.

(iii) Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

b)Deferred income tax

	Balance sheet		Profit or loss
	March 31,	December 31,	March 31,	March 31,
	2021	2020	2021	2020
Tax loss carryforward	5,375	7,424	(2,049)	-
Intangible assets on business combinations	(19,042)	(20,004)	962	2,067
Allowance for expected credit losses	54,395	48,758	5,637	7,224
Labor provisions	19,324	2,707	16,617	12,575
Lease contracts	7,469	7,088	381	(776)
Provision for revenue cancellation	1,112	1,066	46	344
Provision for contingencies	2,172	1,983	189	237
Other provisions	4,083	1,753	2,330	2,167
Total	74,888	50,775	24,113	23,838

Deferred tax assets	74,888	50,775
Deferred tax liabilities	-	-

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

8.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the period:

	Right-of-use assets	Lease Liabilities
As of December 31, 2020	127,921	149,353
New contracts	5,998	5,998
Re-measurement by index (i)	3,310	3,310
Lease modification	(37)	-
Depreciation expense	(3,616)	-
Accrued interest	-	3,945
Payment of principal	-	(2,437)
Rent concession (ii)	-	(125)
Payment of interest	-	(3,945)
As of March 31, 2021	133,576	156,099

Current	-	24,940
Non-current	133,576	131,159

(i) Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, as a result of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii) The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions. As a result, loses of R$ 125 arising from rent concessions were recognized as Other income (expenses), net, in the statement of profit and loss.

The Company recognized rent expense from short-term leases and low-value assets of R$ 832 for the three months ended March 31, 2021 (2020 - R$ 524), mainly represented by leased equipment.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

9.	Property and equipment and Intangible assets

Changes between March 31, 2021 and December 31, 2020.

	Carrying amount at December 31, 2020	Purchase and capitalization	Depreciation and amortization	Carrying amount at March 31, 2021
Leasehold improvements	54,652	688	(825)	54,515
Furniture, equipment and facilities	27,573	1,163	(879)	27,857
Other property and equipment	14,444	451	(1,331)	13,564
Property and equipment	96,669	2,302	(3,035)	95,936

Software	24,559	2,033	(3,012)	23,580
Internal project development	27,802	5,038	(2,520)	30,320
Other intangible assets	608,589	-	(1,654)	606,935
Intangible assets	660,950	7,071	(7,186)	660,835

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2020.

As of March 31, 2021, there were no indicators of a potential impairment of goodwill. Additionally, there are no significant changes to the assumptions in the annual consolidated financial statements for the year ended December 31, 2020. Also, there has been no evidence that the carrying amounts of property and equipment and finite-life intangible assets exceed their recoverable amounts as of March 31, 2021.

10.	Loans and financing

a) Breakdown

			March 31,	December 31,
Type	Interest rate	Maturity	2021	2020
Standby Letter of Credit	CDI + 3.6% p.a.	2021	151,694	151,757

Current			151,694	151,757
Non-current			-	-

b) Variation

Loans and
financing
As of December 31, 2020	151,757
Accrued interest	2,016
Payment of interest	(2,079)
As of March 31, 2021	151,694

(i) The Company entered into a loan agreement of R$ 150,000, with no financial covenants or guarantees anticipating a loan to settle the accounts payable from acquisition of subsidiaries due in December 2020. The loan accrues interest at the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate +3.6% per annum and its interests are repayable in five quarterly installments starting on July 16, 2020 and the principal in one installment on October 18, 2021.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

11.	Labor and social obligations

	March 31,	December 31,
	2021	2020
Salaries payable	19,682	7,489
Social charges payable (i)	6,726	8,103
Accrued vacation	8,158	3,675
Accrual for bonus	2,413	7,408
Other	118	110
Total	37,097	26,785

(i) Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

12.	Accounts payable from acquisition of subsidiaries

	2021	2020
At the beginning of the year	274,861	379,540
Accrued Interest	6,341	34,809
Payment of principal	(10,557)	(117,248)
Payment of interests	(504)	(22,240)
As of March 31	270,141	274,861

Current	138,113	134,988
Non-current	132,028	139,873

On February 28, 2016, the Company completed the acquisition of 100% of Uniasselvi and the amount of R$ 400,000 was paid on the act, R$ 119,159 was paid in December 2018, R$ 112,301 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

On August 31, 2016, the Company completed the acquisition of 100% of FAC and FAIR and the amounts of R$ 10,511 was paid in December 2018, R$ 10,837 was paid in December 2019 and R$ 128,162 was paid in December 2020, and the remaining amounts are payable in two equal installments, payable on December 31, 2021 and December 31, 2022 and adjusted by the IPCA inflation rate.

13.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the company management.

b)	Share capital

As described in Note 1, on September 2, 2020, each of Vitru’s shareholders had agreed to contribute their respective shares on Vitru Brazil to Vitru Limited, exchanging thirty-one common shares into one ordinary share of Vitru Limited.

As a consequence of this reverse share split, the share capital previously represented by 522,315,196 common shares, was reduced to 17,058,053 common shares. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Additionally, on September 22, 2020, the share capital of the Company was increased by 6,000,000 Class A shares through the proceeds received as a result of the IPO of US$ 96,000 thousand (or R$ 521,558). The net proceeds from the IPO were US$ 90,672 thousand (or R$ 492,612), after deducting share issuance costs amounting R$ 47,582.

As of March 31, 2021, the Company’s share capital is represented by 23,058,053 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.
•	the grant date fair value of shares issued to employees upon exercise of options.

d)	Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the three months ended March 31, 2021, and do not anticipate paying any in the foreseeable future.

14.	Earnings per share
14.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for the three months ended March 31, 2021 and 2020 (in thousands except per share amounts):

	Three Months Ended March 31,
Basic earnings per share	2021	2020
Net income attributable to the shareholders of the Company	21,688	13,821
Weighted average number of outstanding common shares (thousands)	23,058	16,849
Basic earnings per common share (R$)	0.94	0.82

14.2.	Diluted

As of March 31, 2021, the Company had outstanding and unexercised options to purchase 1,590 thousand (2020 – 733 thousand) common shares which are included in diluted earnings per share calculation.

	Three Months Ended March 31,
Diluted earnings per share	2021	2020
Net income attributable to the shareholders of the Company	21,688	13,821
Weighted average number of outstanding common shares and potential dilutive instruments (thousands)	24,648	17,582
Diluted earnings per common share (R$)	0.88	0.79

The number of common shares outstanding was retrospectively adjusted due to the reverse share split of shares occurred in the corporate reorganization, described in Note 1.1.

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

15.	Related parties

The Company holds quotas of investments funds managed by Vinci Partners, an insurance policy issued by Austral Seguradora S/A and uses the services of the lawyer firm Kloch Advocacia. All the companies are an indirect related party.

	Balance sheet		Profit or loss
	March 31,	December 31,	March 31,	March 31,
	2021	2020	2021	2020
FI Vinci Renda Fixa Credito Privado
Short-term investments	39,353	39,216
Financial income			161	368

Austral Seguradora S/A
Prepaid expenses	379	455
General and administrative expenses			(76)	(76)

Kloch Advocacia
General and administrative expenses			(54)	(54)

16.	Revenue

	Three Months Ended March 31,
	2021	2020
Gross revenue	189,583	165,643
(-) Cancellation	(2,601)	(3,581)
(-) Discounts	(5,846)	(5,194)
(-) ProUni scholarships (i)	(25,585)	(24,186)
(-) Taxes and contributions on revenue	(4,857)	(4,084)
Net revenue	150,694	128,598

Timing of revenue recognition
Transferred over time	146,653	128,598
Transferred at a point in time (ii)	4,041	-
Net revenue	150,694	128,598

(i) Scholarships granted by the federal government to students under the ProUni program are based on a fixed percentage approved by the government upon each student’s request and deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Group recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable, following the policies described in Note 7.

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the three months ended March 31, 2021, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, are R$ 38,216 (2020 R$ 39,471). As of March 31, 2021, the balance payable to the hub partner is R$ 22,491 (December 31, 2020 - R$ 21,881).

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

17.	Costs and expenses by nature

	Three Months Ended March 31,
	2021	2020
Payroll (i)	54,408	49,459
Sales and marketing	34,454	25,860
Depreciation and amortization (ii)	13,837	13,755
Consulting and advisory services	3,817	2,526
Material	2,306	6,666
Maintenance	1,756	1,923
Utilities, cleaning and security	1,554	1,677
Other expenses	1,136	2,932
Total	113,268	104,798

Costs of services	52,947	57,162
General and administrative expenses	21,797	15,048
Selling expenses	38,524	32,588
Total	113,268	104,798

(i) Payroll expenses include for the three months ended March 31, 2021 R$ 49,429 (2020 – R$ 48,098) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ 4,979 (2020 R$ 1,361) related to share-based compensation.

(ii) From the total amount of Depreciation and amortization, R$ 10,869 (2020 – R$ 7,634) relate to Cost of services, R$ 2,968 (2020 – R$ 2,870) relates to General and administrative expenses and R$ 1 (2020 – R$ 3,251) relates to Selling expenses.

18.	Other income (expenses), net

	Three Months Ended March 31,
	2021	2020
Deductible donations	(75)	(75)
Contractual indemnities	-	(162)
Modification of lease contracts	87	803
Other revenues	313	493
Other expenses	(12)	(99)
Total	313	960

19.	Financial results

	Three Months Ended March 31,
	2021	2020
Financial income
Interest on tuition fees paid in arrears	5,343	3,789
Financial investment yield	2,687	486
Foreign exchange gain	989	-
Other	173	74
Total	9,192	4,349

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(6,402)	(7,292)
Interest on lease	(3,945)	(3,810)
Interest on loans and financing	(2,016)	-
Foreign exchange loss	(100)	-
Other	(1,035)	(1,672)
Total	(13,498)	(12,774)

Financial results	(4,306)	(8,425)

Vitru Limited

Notes to the unaudited interim condensed consolidated financial statements.

March 31, 2021 and 2020.

(In thousands of Brazilian Reais, except as otherwise indicated)

20.	Other disclosures on cash flows

Non-cash transactions

In the three months ended March 31, 2021:

●	The amount of R$ 9,308 (2020 - R$ 15,810) regarding additions on right-of-use assets, was also added in the lease liabilities line item.
●	The amount of R$ 321 (2020 – R$ 373) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

***